TO:	JEFF JARAMILLO SECURITIES AND EXCHANGE COMMISION

FROM:	GEORGE LEFEVRE

subject:	MotIvNation, Inc.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

FILE NO. 000-50048

DATE:	4/24/2007

Dear Mr. Jaramillo:

Included are the responses to the comments listed on the SEC letter dated April 5, 2007.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 8. Stockholders’ Equity. page F-14

1.

We note your response to our prior comment number 2 in which you explain your rationale for valuing the shares issued to your directors and consultants during 2005 using a discount of 75% to the trading value of the shares at the time they were issued. Please note that we do not believe that is appropriate under any circumstances to value shares issued for services based on anticipated future changes or reductions in the price of your common shares. Note that we generally would not object to valuing shares issued for services using discounts of ten to fifteen percent of the trading value of your shares on the date of issuance if there are long-term restrictions on the ability to transfer the shares, which appears to be the case in your circumstances based on the disclosures provided in Note 8 to the financial statements. Also, please note that we will not object to your decision to make the required revisions to the financial statements included in your Annual Report on Form 10-KSB for the year ended December 31, 2006 and your Quarterly Reports on Form 10-QSB for 2007 rather than by amending your Form l0-KSB for the year ended December 31, 2005 and your Form 10-QSBs for the various quarterly periods in 2006. Accordingly, as previously requested, please revise your financial statements to properly value the restricted shares issued in these and any other transactions in which the shares were valued at a 75% discount to their trading value, using the fair value on the date of issuance in accordance with SFAS No.123 and EITF 96-18.

a.

Please note that we have made the necessary revisions for the stock issued to consultants and directors at the Fair Market value at the time of issuance to our financial statement on our December 31, 2006 10-KSB. We will also incorporate these into our Quarterly reports on Form 10-QSB’s for 2007.

Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 as amended on February 13. 2007

2.

Please amend your Quarterly Report on Form 10-QSB/A to include revised financial statements for the three and nine months periods ended September 30, 2006. Please note that your amended filing made on February 13, 2007 includes financial statements for the three and six months ended June 30, 2006 rather than for the three and nine month periods ended September 30, 2006.

a.	The Company has amended and revised Quarterly Report for the period ending September 30, 2006 to include the correct financials for the three and nine month periods ended September 30, 2006.

Other

3.	As previously requested, in connection with responding to our comments, please provide, in writing and file electronically, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
a.	See Below

MotivNation, Inc. “the company” acknowledges the following items:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/George Lefevre

George Lefevre

CEO Motivnation, Inc.